Via EDGAR CORRESPONDENCE

December 22, 2015

Jim O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019 Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. O’Connor:

We are writing in response to comments that you provided with respect to the Amendment on November 30, 2015. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on October 16, 2015, and included a prospectus and a Statement of Additional Information (“SAI”) with respect to two proposed new series of the Registrant, the ARK 3D Printing ETF (“3D Printing ETF”) and the ARK Israeli Innovation ETF (“Israel ETF”) (collectively, the “Funds”).

On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above specified documents, along with the Registrant’s responses. The page numbers referenced in the comment sections correspond to the page numbers of the Amendment as initially filed with the SEC. Where we have indicated that the Registrant has modified the disclosure in the prospectus or SAI, we have attached relevant pages from the prospectus or SAI reflecting the changes made in response to the SEC staff’s comments. The page numbers referenced in the response sections correspond to the page numbers on the bottom of the page of the marked prospectus or SAI.

Prospectus

1.           Comment: Page 5 – 3D Printing ETF – Fee Table – This format does not appear to be correct. We do not believe that the Fund is permitted to show 0% in the line item because of a waiver of other expenses or any expense limitation or reimbursement agreement. Please provide an estimate of the Fund’s “other expenses” in the Fee Table for the current fiscal year pursuant to Instruction 6(a) of Item 3 of Form N-1A. We note that the Fund would be permitted to set up two line items in the fee table to show the total and net expenses if an expense reimbursement or fee waiver will be in place for at least a year from the effective date of the registration statement to be shown in the fee table. But, technically, there is no requirement in either Form N-1A or the Adopting Release that an expense limitation has to be in writing and neither uses the term “contractual” in connection with the disclosure of an expense limitation. Please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A. Please disclose whether the Fund will be able to seek reimbursement. To the extent that the Manager reimburses or absorbs fees and expenses, it may seek payment of such amounts for three years after the year in which the expenses were reimbursed or absorbed - provided the Fund will make no such payment if its total annual operating expenses exceed the expense limit in effect at the time the expenses were waived and/or reimbursed. See Instruction 3(e) to Item 3 of Form N-1A.

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Response: There is no arrangement or agreements, oral or written, to waive fees or expenses of the Funds. The Registrant has entered into a Supervision Agreement with ARK Investment Management LLC (“Manager”) pursuant to which each series of the Registrant pays the Manager a comprehensive unitary fee (“Management Fee”). In return for the Management Fee, the Manager pays all expenses incurred by it in connection with its obligations under the Supervision Agreement, except certain specific expenses that are incurred by any series under the Supervision Agreement (which include foreign custody fees). It is estimated that the Other Expenses incurred by the 3D Printing ETF for its first fiscal year will be 0.01%. Therefore, the Other Expenses in the Fee Table for the Israel ETF have been revised to show 0.01%. We believe the revised the disclosure consistent with your comment. Please see page 1 of the attached prospectus.

2.           Comment: Page 5 – 3D Printing ETF – Fee Table – Based on subsequent disclosure, is an Acquired Fund Fees and Expenses (“AFFE”) line required? If so, provide the footnote required by Instruction 3(f)(vi) of Form N-2. This footnote may be expanded in future filings by adding the information in Instruction 3(f)(vii).

Response: It is not expected that the 3D Printing ETF will an AFFE in excess of 0.01% of the average net assets of the Fund during its first fiscal year. Therefore, a separate line item for estimated AFFE has not been included in the Fee Table as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

3.           Comment: Page 5 – 3D Printing ETF – Expense Example – Please disclose whether the example takes into account the waiver of other expenses. If so, conform that the waiver is taken into account only in a year where the waiver is in effect under the current contract.

Response: There will be no waivers, limitations or reimbursements of the 3D Printing ETF’s other expenses.

4.           Comment: Page 5 – 3D Printing ETF – Principal Investment Strategies – Although the Fund, in conformity with its order, will invest “at least” 80% of its total assets” in the securities of the companies included in the index, it is the SEC staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the index. The adopting release for Rule35d-1 states: “We note, however, that the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index” (Adopting Release for Rule 35d-1, Investment Company Names, IC-24828 (1/14/2001).

Please disclose how the Fund will comply with the SEC staff’s position. The disclosure must describe the Fund's expected correlation. It must disclose whether the Fund uses statistical sampling or replication. The risk disclosure must disclose the risk that the Fund may not track its index perfectly. The disclosure must indicate whether the Fund will use derivatives to track its index. There should be disclosure that the Fund, because it is an index fund, may not take temporary defensive positions. Please also disclose the index’s website.

Response: Additional disclosure has been added under “Principal Investment Strategies” on page 2 of the attached prospectus regarding (i) the 3D Printing ETF’s expected correlation with its index and (ii) the use by the Manager of a replication strategy. We believe the new disclosure, in conjunction with the disclosure that is already in the prospectus, addresses all of the issues you raised.

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Although the 3D Printing ETF has a non-fundamental policy to invest at least 80% of its total assets in securities that are included in the Fund’s benchmark index in compliance with its exemptive relief (In the Matter of ARK ETF Trust, et al., Investment Company Release Nos. 31864 (October 7, 2015) (notice) and 31889, (November 2, 2015) (order)), which allows the 3D Printing ETF to invest up to 20% of its assets is investments not included in the Index, the prospectus currently includes disclosure stating that, generally, each Fund will hold or gain exposure to all of the securities that constitute the Fund’s Index in proportion to their weightings in the Index. Please see “Principal Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 12 of the attached prospectus.

The prospectus also currently includes disclosure stating that the 3D Printing ETF is managed to replicate, before fees and expenses, the performance of it underlying index. Please see the third paragraph under “Principal Investment Strategies” on page 2 of the attached prospectus:

The Fund, using an indexing investment approach, attempts to approximate, before fees and expenses, the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.

See also, “Replication Management Risk” under the “Principal Risks” section on page 5 of the attached prospectus, “Principal Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 12 of the attached prospectus, and “Replication Management Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 15 of the attached prospectus.

The prospectus currently includes disclosure regarding the risk that the 3D Printing ETF may not track its index perfectly. Please see “Index Tracking Risk” under the “Principal Risks” section on page 3 of the attached prospectus and “Index Tracking Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 13 of the attached prospectus.

The 3D Printing ETF does not currently intend to use derivatives to track its benchmark index perfectly. However, the Fund is permitted to invest in certain stock index futures, options, options on stock index futures, swap contracts or other derivatives that relate to its index and component securities. Please see “Additional Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 15 of the attached prospectus.

The prospectus currently includes disclosure that the 3D Printing ETF will not will not use techniques or defensive strategies designed to lessen the effects of market volatility or to reduce the impact of periods of market decline and will not invest in money market instruments as part of a temporary defensive strategy to protect against potential securities market declines. Please see “Replication Management Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 15 of the attached prospectus.

Disclosure regarding the index’s website has been added under “Principal Investment Strategies” on page 2 of the attached prospectus.

We believe all of this disclosure, together with the new disclosure added to the prospectus on page 2 addresses, in sufficient detail, all of the issues you raised.

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5.          Comment: Page 7 – 3D Printing ETF – Principal Investment Strategies – The word “ecosystem” appears to be regarded as jargon. See Rule 421(b) under the 1933 Act.

Response: The word “ecosystem” has been deleted.

6.          Comment: Page 7 – 3D Printing ETF – Principal Risks – Please include risk disclosure similar to the following:

International Closed-Market Trading Risk: Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) on an agency basis (i.e., on behalf of other market participants). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may possibly trade at a discount to NAV. The AP risk may be heightened in the case of ETFs investing internationally because international ETFs often require APs to post collateral, which only certain APs are able to do).

Response: The requested disclosure has been added under the “Principal Risks” section of the prospectus. Please see pages 2 and 4 of the attached prospectus.

7.          Comment: Page 13 – 3D Printing ETF – Purchase and Sale of Shares and Tax Information – Please add the underlined language to the sentence in this section.

For important information about the purchase and sale of Fund Shares and tax information and financial intermediary compensation, please turn to “Summary Information About Purchases and Sales of Fund Shares and Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries” in this prospectus.

Response: The requested disclosure has been added. Please see page 6 of the attached prospectus.

8.          Comment: Page 14 – Israel ETF – Fee Table – This format does not appear to be correct. We do not believe that the Fund is permitted to show 0% in the line item because of a waiver of other expense or any expense limitation or reimbursement agreement. Please provide an estimate of the Fund’s “other expenses” in the Fee Table for the current fiscal year pursuant to Instruction 6(a) of Item 3 of Form N-1A. We note that the Fund would be permitted to set up two line items in the fee table to show the total and net expenses if an expense reimbursement or fee waiver will be in place for at least a year from the effective date of the registration statement to be shown in the fee table. But, technically, there is no requirement in either Form N-1A or the Adopting Release that an expense limitation has to be in writing and neither uses the term “contractual” in connection with the disclosure of an expense limitation. Please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A. Please disclose whether the Fund will be able to seek reimbursement. To the extent that the Manager reimburses or absorbs fees and expenses, it may seek payment of such amounts for three years after the year in which the expenses were reimbursed or absorbed - provided the Fund will make no such payment if its total annual operating expenses exceed the expense limit in effect at the time the expenses were waived and/or reimbursed. See Instruction 3(e) to Item 3 of Form N-1A.

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Response: There is no arrangement or agreements, oral or written, to waive fees or expenses of the Funds. The Registrant has entered into a Supervision Agreement with the Manager pursuant to which each series of the Registrant pays the Manager a comprehensive unitary Management Fee. In return for the Management Fee, the Manager pays all expenses incurred by it in connection with its obligations under the Supervision Agreement, except certain specific expenses that are incurred by any series under the Supervision Agreement (which include foreign custody fees). It is estimated that the Other Expenses incurred by the Israel ETF for its first fiscal year will be 0.01%. Therefore, the Other Expenses in the Fee Table for the Israel ETF have been revised to show 0.01%. We believe the revised the disclosure consistent with your comment. Please see page 7 of the attached prospectus.

9.          Comment: Page 14 – Israel ETF – Fee Table – Based on subsequent disclosure, is an AFFE line required? If so, provide the footnote required by Instruction 3(f)(vi) of Form N-2. This footnote may be expanded in future filings by adding the information in Instruction 3(f)(vii).

Response: It is not expected that the Israel ETF will have AFFE in excess of 0.01% of the average net assets of the Fund during its first fiscal year. Therefore, a separate line item for estimated AFFE has not been included in the Fee Table as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

10.         Comment: Page 14 – Israel ETF – Expense Example – Please disclose whether the example takes into account the waiver of other expenses. If so, conform that the waiver is taken into account only in a year where the waiver is in effect under the current contract.

Response: There will be no waivers or reimbursements of the Israel ETF’s other expenses. The disclosure has been revised to reflect the changes to the Total Annual Fund Operating Expenses in the Fee Table.

11.         Comment: Page 14 – Israel ETF – Principal Investment Strategies – Although the Fund, in conformity with its order, will invest “at least” 80% of its total assets” in the securities of the companies included in the index, it is the SEC staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the index. The adopting release for Rule 35d-1 states: “We note, however, that the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index” (Adopting Release for Rule 35d-1, Investment Company Names, IC-24828 (1/14/2001). Please disclose how the Fund will comply with the SEC staff’s position. The disclosure must describe the fund's expected correlation. It must disclose whether the Fund uses statistical sampling or replication. The risk disclosure must disclose the risk that the Fund may not track its index perfectly. The disclosure must indicate whether the Fund will use derivatives to track its index. There should be disclosure that the Fund, because it is an index fund, may not take temporary defensive positions. Please also disclose the index’s website.

Response: Additional disclosure has been added under “Principal Investment Strategies” on page 8 of the attached prospectus regarding (i) the Israel ETF’s expected correlation with its index and (ii) the use by the Manager of a replication strategy. We believe the new disclosure, in conjunction with the disclosure that is already in the prospectus, addresses all of the issues you raised.

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Although the Israel ETF has a non-fundamental policy to invest at least 80% of its total assets in securities that are included in the Fund’s benchmark index in compliance with its exemptive relief (In the Matter of ARK ETF Trust, et al., Investment Company Release Nos. 31864 (October 7, 2015) (notice) and 31889, (November 2, 2015) (order)), which allows the Israel ETF to invest up to 20% of its assets is investments not included in the Index, the prospectus currently includes disclosure stating that, generally, each Fund will hold or gain exposure to all of the securities that constitute the Fund’s Index in proportion to their weightings in the Index. Please see “Principal Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 12 of the attached prospectus.

The prospectus also currently includes disclosure stating that the Israel ETF is managed to replicate, before fees and expenses, the performance of its underlying index. Please see the third paragraph under “Principal Investment Strategies” on page 8 of the attached prospectus:

The Fund, using an indexing investment approach, attempts to approximate, before fees and expenses, the investment performance of the Index by investing in a portfolio of securities that generally replicates the Index.

See also, “Replication Management Risk” under the “Principal Risks” section on page 11 of the attached prospectus, “Principal Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 12 of the attached prospectus, and “Replication Management Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 15 of the attached prospectus.

The prospectus currently includes disclosure regarding the risk that the Israel ETF may not track its index perfectly. Please see “Index Tracking Risk” under the “Principal Risks” section on page 9 of the attached prospectus and “Index Tracking Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 13 of the attached prospectus.

The Israel ETF does not currently intend to use derivatives to track its benchmark index perfectly. However, the Fund is permitted to invest in certain stock index futures, options, options on stock index futures, swap contracts or other derivatives that relate to its index and component securities. Please see “Additional Investment Strategies” under the heading “Additional Information About the Funds’ Strategies and Risks” on page 15 of the attached prospectus.

The prospectus currently includes disclosure that the Israel ETF will not will not use techniques or defensive strategies designed to lessen the effects of market volatility or to reduce the impact of periods of market decline and will not invest in money market instruments as part of a temporary defensive strategy to protect against potential securities market declines. Please see “Replication Management Risk” under the heading “Additional Information About the Funds’ Strategies and Risks” and sub-heading “Principal Risks” on page 15 of the attached prospectus.

Disclosure regarding the index’s website has been added under “Principal Investment Strategies” on page 8 of the attached prospectus.

We believe all of this disclosure, together with the new disclosure added to the prospectus on page 8 of the prospectus addresses, in sufficient detail, all of the issues you raised.

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12.         Comment: Page 16 – Israel ETF – Principal Investment Strategies – The underlined words in the following sentence appear to be out of order.

As of October 15, 2015, the Index included 49 securities of companies with a market capitalization range of between approximately $90 million and $50.6 billion and a weighted average market capitalization of $3.0 billion.

Response: We believe that the current wording is correct. The number 49 is intended to modify the word “securities.” The Index included 49 securities as of October 15, 2015.

13.         Comment: Page 16 – Israel ETF – Principal Investment Strategies – Despite being an index fund, the disclosure should clarify that 80% of the fund’s assets will be invested in companies/investments economically tied to the country, countries or region specified in the name. See Rule 35d-1(a)(3)(i). The determination of whether an investment is economically tied is generally a facts and circumstances test. The criteria which are often cited by registrants are: having substantial revenues in a country; inclusion in a particular index tied to the country; being domiciled, incorporated, organized, headquartered or located in a country; being listed, or traded principally, on a stock exchange of a country; and/or having a principal place of business in a country.

Response: We believe that the current disclosure in the prospectus addresses this comment. The prospectus discloses that the Fund normally invests at least 80% of its total assets in securities included in the Fund’s index. Please see “Principal Investment Strategies” on page 7 of the attached prospectus. The prospectus also discloses that the Index includes companies that meet certain criteria, including that the company is incorporated in Israel and/or domiciled in Israel. Please see the disclosure under the heading “Index Provider and Index Descriptions” and sub-heading “ARK Israeli Innovation Index” on page 22 of the attached prospectus. Because a company must be incorporated and/or domiciled in Israel to be included in the Index and the ARK Israel ETF invests at least 80% of its total assets in securities in the Index, the Fund will have 80% of its assets invested in Israeli companies.

14.         Comment: Page 16 – Israel ETF – Principal Risks – Please include risk disclosure similar to the following:

International Closed-Market Trading Risk: Because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) on an agency basis (i.e., on behalf of other market participants). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may possibly trade at a discount to NAV. The AP risk may be heightened in the case of ETFs investing internationally because international ETFs often require APs to post collateral, which only certain APs are able to do).

Response: The requested disclosure has been added under the “Principal Risks” section of the prospectus. Please see pages 8 and 10 of the attached prospectus.

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15.         Comment: Page 16 – Israel ETF – Purchase and Sale of Shares and Tax Information – Please add the underlined language to the sentence in this section.

For important information about the purchase and sale of Fund Shares and tax information and financial intermediary compensation, please turn to “Summary Information About Purchases and Sales of Fund Shares and Tax Information and Payments to Broker-Dealers and Other Financial Intermediaries” in this prospectus.

Response: The requested disclosure has been added. Please see page 11 of the attached prospectus.

16.         Comment: Page 30 – Additional Information About the Funds’ Strategies and Risks – Additional Investment Strategies – Is an AFFE entry required? Please confirm to us that either no AFFE are required to be included in the fee table (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the Fee Table to reflect any AFFE that the fund expects to incur in the next year.

Response: It is expected that the Funds will not have AFFE in excess of 0.01% of the average net assets of the Fund during the first fiscal year.

17.         Comment: Page 30 – Additional Information About the Funds’ Strategies and Risks – Additional Risks – An open-end fund is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. To avoid creating senior securities, all leveraging must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666 and subsequent no-action letters. Please describe in the SAI how the Funds will avoid creating senior securities with respect to each kind of the derivative in which it will invest. Please describe specifically the Funds’ asset segregation policies with respect to its “physically settled” and "cash settled" derivatives.

Response: The SAI currently includes disclosure regarding the manner in which the Funds will cover futures transactions. Additional disclosure has been added regarding the Funds’ asset segregation policies with respect to its “physically settled” and “cash settled” futures contracts. Please see the disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Futures Contracts and Options” on page 7 of the attached SAI. Disclosure regarding the manner in which the Funds will cover currency forwards, options and repurchase agreements has been added under the respective sub-headings on pages 6 through 9 of the attached SAI.

18.         Comment: Page 36 – Shareholder Information – Tax Consequences – Please delete the phrase “if any” from the first sentence of the third paragraph in this section.

Distributions from the Fund’s net investment income, including any net short-term gains~~, if any,~~ are taxable to you as ordinary income.

Response: The phrase “if any” has been deleted. Please see page 19 of the attached prospectus.

19.         Comment: Page 38 – Shareholder Information – Tax Consequences – The following risk should be included in the summary risk disclosure.

It is expected that more than 50% of each Fund’s assets will consist of foreign securities.

Response: The requested disclosure has been added to the summary risk disclosure for the Israel ETF. Please see “Foreign Securities Risk’ under the heading “Principal Risks” on page 9 of the attached prospectus. Based on the current composition of the index underlying the 3D Printing ETF, it is not expected that more than 50% of the 3D Printing ETF’s assets will consist of foreign securities. Therefore, the disclosure under the heading “Shareholder Information” and sub-heading “Tax Consequences” has been modified to apply only to the Israel ETF. Please see page 20 of the attached prospectus.

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Statement of Additional Information

20.         Comment: Page 53 – Excess Investment Policies and Risks – Borrowing – We note that Section 18(f)(1) provides that in the event that the asset coverage shall at any time fall below 300% a registered company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

Response: We believe that the current disclosure in the SAI addresses this comment. Please see the following disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Borrowing” on page 5 of the attached SAI.

If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.

21.         Comment: Page 53 – Excess Investment Policies and Risks – Borrowing – As commented earlier, be specific about how the Funds will cover the derivatives in which they intend to invest.

Response: The SAI currently includes disclosure regarding the manner in which the Funds will cover futures transactions. Please see the disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Futures Contracts and Options” on page 8 of the attached SAI. Disclosure regarding the manner in which the Funds will cover currency forwards, options and repurchase agreements has been added under the respective sub-headings on pages 6 through 9 of the attached SAI.

22.          Comment: Page 57 – Excess Investment Policies and Risks – Futures Contracts and Options – Do the Funds intend to be long futures and sell uncovered calls? If so, how will they cover?

Response: The SAI currently includes disclosure regarding the manner in which the Funds will cover futures transactions. Please see the disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Futures Contracts and Options” on page 8 of the attached SAI. Disclosure regarding the manner in which the Funds will cover options has been added under the same sub-heading on page 8 of the attached SAI.

23.         Comment: Page 59 – Excess Investment Policies and Risks – Lending Portfolio Securities – Please clarify that the Fund may not lend more than one-third of its total assets. (It may also be clarified that the collateral that the Fund receives may be included in calculating the Fund's total assets in determining whether the Fund has loaned more than one-third of its assets.) See the following no-action letters issued by the Staff of the Division of Investment Management: Salomon Brothers (May 4, 1975) and The Brinson Funds (November 25, 1997).

Response: The disclosure has been revised consistent with this comment. Please see the disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Lending Portfolio Securities” on page 8 of the attached SAI.

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24.         Comment: Page 60 – Excess Investment Policies and Risks – Securities of Other Investment Companies – Mention 3% only limit applicable to ETFs.

Response: The disclosure has been revised consistent with this comment. Please see the disclosure under the heading “Excess Investment Policies and Risks” and sub-heading “Securities of Other Investment Companies” on page 9 of the attached SAI.

25.         Comment: Page 63 – Investment Restrictions – Restriction Number 7 – We note that this is the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets. We note that the total value of the Fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company's investments. Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company's total assets because total assets do not reflect certain liabilities.

Response: The disclosure has been revised consistent with this comment. Please see restriction number 7 under the heading “Investment Restrictions” on page 10 of the attached SAI.

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We trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me 646-668-4138 or aeisenbeis@ark-invest.com or Jane A. Kanter at 646-668-4140 or jkanter@ark-invest.com.

Very truly yours,

/s/ Amy D. Eisenbeis

Amy D. Eisenbeis

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